UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 14 )*


                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)

                 CLASS B COMMON STOCK, $.22 par value per share
                         (Title of Class of Securities)

                                   013068101
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP NO. 013068101                 13G                        Page 2 of 4 Pages
          ----------                                                --   ---


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     LEONARD H. LAVIN

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                            (a)
                                                            (b)

     3      SEC USE ONLY

     4      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

                                   5      SOLE VOTING POWER

                                                 5,335,128 **
            NUMBER
           OF SHARES
          BENEFICIALLY             6      SHARED VOTING POWER
           OWNED BY
             EACH                                  320,000 **
           REPORTING               7      SOLE DISPOSITIVE POWER
            PERSON
             WITH                                5,335,128 **
                                   8      SHARED DISPOSITIVE POWER

                                                   320,000 **

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,655,128 **
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES *

            Excluded are: 4,546,008 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for her benefit, 534,680 Class A shares and 954,328 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

                     16.86%**
    12      TYPE OF REPORTING PERSON *

                     IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT
** Does not include 527,888 shares of the Issuer's Class A common stock, $.22 par value (the "Class A shares"), held by Lavin Family Foundation. All, but not less than all, of the Class A shares may be converted into Class B shares on a share for share basis at the option of the Issuer.

CUSIP No. 013068101                SCHEDULE 13G                  Page 3 of 4
----------------------------------------------------------------------------

Item 1(a).        Name of Issuer:   Alberto-Culver Company

Item 1(b).        Address of Issuer's Principal Executive Office:

                                    2525 Armitage Avenue
                                    Melrose Park, Illinois  60160

Item 2(a).        Name of Person Filing:            Leonard H. Lavin ("Lavin")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                                    2525 Armitage Avenue
                                    Melrose Park, Illinois  60160

Item 2(c).        Citizenship:                           United States citizen

Item 2(d).        Title of Class of Securities:

              Class B common stock, $.22 par value per share ("Class B shares")

Item 2(e).        CUSIP Number:                               013068101

Item 3.           Not Applicable

Item 4.           Ownership.

         (a)      Amount Beneficially Owned:                  5,655,128 1

         (b)      Percentage of Class:                        16.86%

         (c)      Number of shares as to
                             which such person has:


   (i) Sole power to vote or to direct the vote:      5,335,128 Class B shares 2
  (ii) Shared power to vote or to direct the vote:      320,000 Class B shares 3
 (iii) Sole power to dispose or to direct
       the disposition of:                            5,335,128 Class B shares 2
  (iv) Shared power to dispose or to direct
       the disposition of:                              320,000 Class B shares 3


    1  Does not include Class A shares.

    2  Does not include 527,888 Class A shares held by Lavin Family Foundation.

      Also does not include: 4,546,008 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for her benefit, 534,680 Class A shares and 954,328 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for the benefit of their adult children and grandchildren and 294 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.

    3 320,000 Class B shares are held in the name of Lavin Family Foundation,a charitable foundation of which Lavin is the President and a Director. Does not include 527,888 Class A shares held by Lavin Family Foundation and 28,200 Class A shares and 112,000 Class B shares held by the Lavin Family Supporting Foundation, a public charity of which Lavin is one of three Directors.

CUSIP No. 013068101                SCHEDULE 13G                    Page 4 of 4
------------------------------------------------------------------------------



Item 5.  Ownership of Five Percent or Less of a Class.

                           Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.

Item 10. Certification.

                           Not Applicable.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:             January 23, 1998



Signature:   /s/ Leonard H. Lavin
                  Leonard H. Lavin